

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Richard Chiang
President
4115 Blackhawk Plaza Circle, Suite 100
Danville, California 94506

Re: APEX 1 Inc.
Amendment No. 1 to Registration Statement
on Form 10-12G
Filed October 15, 2010
File No. 000-54112

Dear Mr. Chiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment two in our letter dated October 7, 2010 and the related revisions in your filing. There still appears to be defined terms in your registration statement. For example, and not as an exhaustive list, there are defined terms on pages 2 and 3. Please remove all defined terms in your registration statement. Please review your entire filing for compliance with this comment.

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

2. We note your response to comment nine in our letter dated October 7, 2010 and the related revisions in your filing. It appears that you still refer to multiple stockholders and directors. For example, and not as an exhaustive list, you reference "stockholders" and "directors" in the last paragraph on page 5 and "principal stockholders" in the second

paragraph on page 8. Please revise. Please review your entire filing for compliance with this comment.

Item 2. Financial Information, page 12

3. We note your response to comment 14 in our letter dated October 7, 2010 and the related revisions in your filing stating you "anticipate that these costs may be in the range of a few thousand dollars." Please quantify this range (e.g. $2,000 to $5,000, $8,000 to $9,000). Please also quantify how much of this range you anticipate allocating to (i) filing of Exchange Act reports and (ii) investigating, analyzing and consummating an acquisition.

4. We note your response to comment 15 in our letter dated October 7, 2010 and the related revisions in your filing stating that "Redwood Capital, Inc. has agreed to pay the company's expenses should funds…be in sufficient." Please clarify the terms under which Redwood Capital would provide this funding and whether you expect Redwood Capital to assist you in locating a potential acquisition candidate. Please also include this disclosure in the fourth to last paragraph on page 16.

Item 6. Executive Compensation, page 16

5. We note your response to comments 21 and 22 in our letter dated October 7, 2010 that the 10,000,000 shares issued were for $1,000 in services. Please provide the information required by Item 402(l) of Regulation S-K. Also, please clearly state in Item 7 that these shares were issued in exchange for services.

Item 12. Indemnification of Directors and Officers, page 21

6. We note your response to comment 24 in our letter dated October 7, 2010 and the related revisions in your filing.   While Article XI of your Bylaws provides "that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law…each person that such section grants us the power to indemnify," your Certificate of Incorporation provides that "none of [y]our directors will be personally liable to…stockholders for monetary damages for breach of fiduciary duty as a director." Please revise the first sentence of the last paragraph in this section to reflect that your Certificate of Incorporation, and not your Bylaws, provides for this indemnification. Please also revise the first sentence of this section to reflect that the Delaware General Corporation, and not your Bylaws, provides for this indemnification.

Item 15. Financial Statements and Exhibits

7. In an appropriate place in your registration statement, please explain why you have filed a form of Warrant Purchase Agreement and Warrant, which seem to be pre-dated despite

the fact that they are "forms," and whether you anticipate conducting an offering of such securities, with a view to understanding why these are material agreements to you.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director